4Q25 Earnings Release

4Q25 Earnings Release dLocal reports in US dollars and in accordance with IFRS as issued by the IASB Montevideo, Uruguay, March 18, 2026 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), the leading cross-border payment platform connecting global merchants to emerging markets today announced its financial results for the fourth quarter ended December 31, 2025. Key Business Highlights Letter to Shareholders Business Highlights Financial Highlights Tech & Commercial Highlights Appendix

4Q25 Earnings Release | 3

2025 Key Business Highlights


Total Payment Volume billions
RECORD
2025
40.8
2024
25.6
Revenue billions
RECORD
2025
1.1
2024
0.7
Gross Profit millions
RECORD
2025
403
2024
295
Adjusted EBITDA millions
RECORD
2025
278
2024
189
Net income millions
RECORD
2025
197
2024
120

US$40.8B
▲+60% YoY ▲+48% YoY Constant Currency

US$1.1B
▲+47% YoY ▲+39% YoY Constant Currency

US$403M
▲+37% YoY ▲+29% YoY Constant Currency

US$278M
▲+47% YoY
Operating Profit US$220M ▲+57% YoY

US$197M
▲+63% YoY

Demonstrated the scale of the emerging markets opportunity: **record TPV of $41B, up 60% YoY** with **revenue crossing the $1B milestone** for the first time.

Gross profit reached **$403M, +37% YoY**.

Adjusted EBITDA up 47% YoY, with significant margin improvement (**+5 p.p. in Adj. EBITDA / Gross Profit**) despite being in an investment year.

Net income up **63% YoY to $197M**.

Strong cash generation: adjusted free cash flow reached **$191 million, up 110% YoY**, with a 97% conversion ratio. Expected dividend payment of $57M.

44Q25 Earnings Release 4Q25 Key Business Highlights Total Payment Volume billions US$13.1B ▲+70% YoY ▲+26% QoQ ▲+64% YoY Constant Currency RECORD Ending the year with strong growth momentum, with broad-based acceleration across key metrics. TPV at an all-time quarterly high of $13.1B, growing 70% YoY, the 5th straight quarter above 50% YoY. Revenue up +65% YoY reaching $338M for the quarter. Gross profit reached $116M, up +38% YoY. Adjusted EBITDA up +38% YoY, representing 68% of gross profit, underscoring best-in-class operating leverage and disciplined cost management. Net income growth at +87% YoY. Solid free cash generation, with adjusted FCF to net income ratio at 117%. Revenue millions US$338M ▲+65% YoY ▲+20% QoQ ▲+69% YoY Constant Currency Gross Profit millions US$116M ▲+38% YoY ▲+12% QoQ ▲+34% YoY Constant Currency Adjusted EBITDA millions US$78M ▲+38% YoY ▲9% QoQ Operating Profit US$63M ▲+48% YoY Net income millions US$56M ▲+87% YoY ▲+7% QoQ RECORD RECORD RECORD RECORD

54Q25 Earnings Release 2025 was a year of exceptional execution, one that proved the strength of our business as we continue to build a world-leading financial infrastructure platform for emerging markets. Our flywheel is accelerating: high growth in a massive and expanding TAM, strong customer loyalty and retention, a growing capacity to innovate, and an asset-light, high-cash-conversion financial model. We demonstrated the scale of the emerging markets opportunity: TPV reached $41 billion, up 60% year-over-year and accelerating throughout the year. Revenue crossed the important milestone of $1 billion for the first time. We continued to deepen our merchant relationships: TPV retention reached 158% and net revenue retention 145%, both testaments to the value of the service we offer. We advanced our innovation agenda, with BNPL Fuse products now live across 6 countries, the full-service stablecoin suite, and an ever-growing portfolio of APMs added to our SmartAPM platform. And we delivered strong cash generation: adjusted free cash flow was $191 million, up 110% year-over-year, with a 97% conversion ratio. The strength of our P&L was driven primarily from our sustained extraordinary TPV growth. Gross profit grew 37% year-over-year and, despite an active investment year, we expanded adjusted EBITDA as a percentage of gross profit by 5 percentage points, underscoring the operating leverage inherent in our model. Net income reached $197 million, up 63% year-over-year. These results have been delivered with best-in-class efficiency, with AI-driven automation delivering the productivity equivalent of roughly 7% of total headcount in 2025, allowing us to scale without proportional cost increases. The consistency of our TPV growth across our entire history is worth acknowledging. From 2020 to 2025, TPV grew at an 82% CAGR. In 2025, we processed in a single day what we processed in all of 2016. 1 Statista Market Insights, April 2025. Data was converted from local currencies using average exchange rates of the respective year. Total addressable market considers Digital Commerce and Inward Remittances markets. Letter to Shareholders PEDRO ARNT CEO dLocal Over the year, we handled approximately 3.5 billion pay-in transactions, and more than 100 million individuals received a payment through dLocal. We now process payments in 44 markets across the Global South, nearly doubling our footprint in five years. This kind of scale sets us up well for competitive advantages in costs, operating leverage, data accumulation, and organizational knowledge. There is a reason for this sustained growth: merchants are increasingly global, but financial infrastructure remains local, and ever more complex and locally regulated. These structural challenges are exactly why our platform exists and has such wide adoption among the world's most successful digital companies. We now hold 37 licenses across 26 markets, with 16 additional applications in process, including in the United States. Most importantly, we simplify and abstract away all this complexity through a single, unified world-class platform, one integration covering the widest and deepest footprint across the Global South. That is the One dLocal proposition. And the more complex the environment becomes, the more valuable it gets. We believe we are only scratching the surface of the opportunity ahead. Estimates place the total addressable market for digital payments in emerging markets1 at $2.1 trillion in 2025, expected to double by 2030, and we currently hold less than 2% of it. Our growth will be powered by four dimensions: the continued growth of existing merchants in markets where we serve them today; geographic expansion, as we serve merchants across an average of 12 countries today but operate in 44+, with increasing interest across Asia, the Middle East, and Africa; new merchants, where we are seeing strong commercial traction in verticals such as travel, crypto, gaming, and AI; and our innovation engine, where we see multi-billion TPV opportunities in BNPL, enhanced merchant-of-record solutions, virtual accounts, and our soon-to-launch card-present offerings.

64Q25 Earnings Release / Letter to Shareholders Our model has a clear, self-reinforcing logic: high growth drives scale, scale drives efficiency, and efficiency generates the cash we reinvest to extend our lead or return to shareholders. We have a business that is growing rapidly, highly profitable on a cash basis, with low leverage and high return on equity. That combination of growth, profitability, and financial strength is rare. We enter 2026 with a clear strategy, a strong platform, and a proven track record. This year also marks two milestones: five years as a listed company and ten years since our founding, a reminder of how far we have come, in so little time, and how much of the opportunity still lies ahead. We remain fully focused on the long game: disciplined growth, continued product innovation, and sustainable value creation for our merchants and our shareholders. ■ Dividend payment and share repurchase program Following our dividend policy of 30% of the prior year's free cash flow, the Board of Directors declared a cash dividend of an aggregate of US$57.2 million, equivalent to approximately US$0.1939 per share, to shareholders of record as of the close of business on May 27, 2026, to be paid on June 10, 2026. Per-share amount is subject to adjustment according to the number of shares outstanding as of the record date. Additionally, given our confidence that the business will generate significant cash in the medium term beyond our minimum liquidity requirements and dividend policy commitments, and rather than hold excess cash on our balance sheet, the Board authorized a new share repurchase program to purchase up to US$300 million of Class A common shares, expiring at the earliest of March 2027 or upon reaching the repurchase limit. ■

74Q25 Earnings Release Tech & Commercial Highlights

4Q25 Earnings Release / **Tech & Commercial Update** 8

We continue to innovate on product, with our business following

Stablecoin Solutions. We now offer merchants a complete stablecoin infrastructure solution, from treasury and FX through on- and off-ramps, all the way to checkout and direct transfers in stablecoins.

Select merchants and partners:

CIRCLE BVNK Fireblocks Félix

BNPL Fuse. Our proprietary BNPL aggregator is now live in 6 countries, growing 88% quarter-over-quarter in Q4 2025. The product consistently attracts new demand: 93% of BNPL users are new customers, and average order value increases by approximately 40%. We take no credit risk, deploying via a revenue-share model with local partners.

Alternative Payment Methods (APMs). Our APM on-file capabilities continue to grow rapidly, replicating card-on-file convenience to reduce checkout friction and lift conversion. Our SmartAPM platform continues to add new rails, with tokenization and biometric authentication enabling step-change conversion improvements across markets and use cases. We launched Pix with Biometrics in Brazil, Bre-B instant payments went live in Colombia, and Yape TPV grew 5.5× between 1Q25 and 4Q25. DHL Express Brazil and Open English are among the latest merchants to go live with these capabilities.

94Q25 Earnings Release Business highlights

4Q25 Earnings Release / **Business highlights** 10

Pay-ins TPV

US$9.2B

▲+72% YoY ▲+28% QoQ

Pay-ins reached the milestone of $9B, with strong performance in e-commerce, on-demand delivery, ride-hailing, and advertising.

Pay-outs TPV

US$3.9B

▲+65% YoY ▲+23% QoQ

QoQ expansion driven by remittances, and financial services.

Cross-border TPV

US$6.0B

▲+60% YoY ▲+12% QoQ

QoQ results mainly driven by e-commerce, remittances, and financial services.

Local-to-local TPV

US$7.1B

▲+80% YoY ▲+41% QoQ

Local-to-local reached the milestone of $7B, mainly explained by e-commerce, on-demand delivery, and ride-hailing.

LatAm Revenue

US$274.3M

▲+79% YoY ▲+17% QoQ 81% of total revenue

QoQ comparison explained by strong performance across diverse markets.

LatAm Gross Profit

US$86.4M

▲+53% YoY ▲+6% QoQ 75% of total gross profit

QoQ comparison primarily explained by strong performance in Mexico, Brazil, and Colombia.

Africa and Asia Revenue

US$63.6M

▲+23% YoY ▲+32% QoQ 19% of total revenue

The QoQ comparison driven by the strong performance in South Africa and partial recovery of volumes in Egypt.

Africa and Asia Gross Profit

US$29.4M

▲+8% YoY ▲+36% QoQ 25% of total gross profit

The QoQ performance broadly in line with the revenue trend.

Revenue from Existing Merchants

US$331.6M

▲+67% YoY NRR 162%

Annual growth and high net revenue retention rate (NRR) due to expansion among existing merchants.

Revenue from New Merchants

US$6.3M

vs. US$ 6.1M in 4Q24

Notable contribution from streaming, and financial services.

Unaudited quarterly results.

4Q25 Earnings Release / Business highlights 11

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended on December 31				Year ended on December 31			
	2025	% share	2024	% share	2025	% share	2024	% share
Pay-ins	9,184	70%	5,340	69%	28,212	69%	17,902	70%
Pay-outs	3,923	30%	2,373	31%	12,605	31%	7,673	30%
Total TPV	**13,107**	**100%**	**7,713**	**100%**	**40,816**	**100%**	**25,575**	**100%**

In millions of US$ except for %	Three months ended on December 31				Year ended on December 31			
	2025	% share	2024	% share	2025	% share	2024	% share
Cross-border	5,973	46%	3,740	48%	20,268	50%	11,902	47%
Local to Local	7,134	54%	3,974	52%	20,548	50%	13,673	53%
Total TPV	**13,107**	**100%**	**7,714**	**100%**	**40,816**	**100%**	**25,575**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended on December 31				Year ended on December 31			
	2025	% share	2024	% share	2025	% share	2024	% share
Latin America	**274.3**	***81%***	**152.9**	***75%***	**874.1**	***80%***	**562.2**	***75%***
Brazil	66.9	*20%*	33.7	*16%*	207.2	*19%*	152.0	*20%*
Argentina	59.8	*18%*	25.1	*12%*	161.1	*15%*	85.5	*11%*
Mexico	54.7	*16%*	40.5	*20%*	183.0	*17%*	149.2	*20%*
Other LatAm	92.9	*27%*	53.6	*26%*	322.8	*30%*	175.5	*24%*
Africa & Asia	**63.6**	***19%***	**51.6**	***25%***	**219.4**	***20%***	**183.8**	***25%***
Egypt	12.0	*4%*	21.4	*10%*	59.7	*5%*	94.0	*13%*
Other Africa & Asia	51.6	*15%*	30.3	*15%*	159.7	*15%*	89.8	*12%*
Total Revenue	**337.9**	***100%***	**204.5**	***100%***	**1,093.6**	***100%***	**746.0**	***100%***

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended on December 31				Year ended on December 31			
	2025	% share	2024	% share	2025	% share	2024	% share
Latin America	**86.4**	***75%***	**56.4**	***67%***	**301.0**	***75%***	**214.2**	***73%***
Brazil	34.4	*30%*	14.8	*18%*	101.0	*25%*	67.3	*23%*
Argentina	8.3	*7%*	9.2	*11%*	44.8	*11%*	28.7	*10%*
Mexico	12.6	*11%*	10.9	*13%*	45.2	*11%*	42.5	*14%*
Other LatAm	31.1	*27%*	21.6	*26%*	109.9	*27%*	75.7	*26%*
Africa & Asia	**29.4**	***25%***	**27.3**	***33%***	**101.7**	***25%***	**80.5**	***27%***
Egypt	10.3	*9%*	16.0	*19%*	46.8	*12%*	48.4	*16%*
Other Africa & Asia	19.0	*16%*	11.3	*13%*	54.9	*14%*	32.1	*11%*
Total Gross Profit	**115.8**	***100%***	**83.7**	***100%***	**402.8**	***100%***	**294.7**	***100%***

Unaudited quarterly results.

124Q25 Earnings Release Financial highlights Earnings Release Q125

134Q25 Earnings Release / Financial highlights ▪ Total Payment Volume (“TPV”) reached a record US$13.1 billion in the fourth quarter, up 70% year-over-year compared to US$7.7 billion in the fourth quarter of 2024 and up 26% compared to US$10.4 billion in the third quarter of 2025. In constant currency, TPV growth for the period would have been 64% year-over-year. ▪ Revenues amounted to US$337.9 million, up 65% year-over-year compared to US$204.5 million in the fourth quarter of 2024 and up 20% compared to US$282.5 million in the third quarter of 2025. In constant currency, revenue growth for the period would have been 69% year-over-year. ▪ Gross profit was US$115.8 million in the fourth quarter of 2025, up 38% compared to US$83.7 million in the fourth quarter of 2024 and up 12% compared to US$103.2 million in the third quarter of 2025. The quarter-over-quarter comparison is explained by the (i) strong seasonal e-commerce growth in Brazil, supported by solid trends across streaming, advertising, financial services and remittances; (ii) partial recovery in Egypt, reflecting the return of a large merchant and ramp-up of new e-commerce, streaming, and ride-hailing merchants; (iii) strong volume growth in Mexico across e-commerce, on-demand delivery and ride-hailing; and (iv) broad-based growth in Other Africa & Asia, with notable South Africa contribution. These results were partially offset by Argentina, given higher costs amid election-related FX and rate volatility. In constant currency, gross profit growth for the period would have been 34% year-over-year. ▪ As a result, gross profit margin was 34% in this quarter, compared to 41% in the fourth quarter of 2024 and 37% in the third quarter of 2025. ▪ Gross profit over TPV was at 0.88%, decreasing from 1.09% in the fourth quarter of 2024 and 0.99% compared to the third quarter of 2025, reflecting our the strong TPV momentum and the natural margin pressure dynamic of scaling volume with established merchants and into new payment methods, products and countries. ▪ Operating profit was US$62.7 million, up 48% compared to US$42.3 million in the fourth quarter of 2024 and up 13% compared to US$55.6 million in the third quarter of 2025. Operating expenses grew by 28% year-over-year, as we continue to invest in our capabilities. On the sequential comparison, operating expenses increased by 12% quarter-over-quarter, driven primarily by headcount growth and the merit salary cycle. ▪ As a result, Adjusted EBITDA was US$78.4 million, up 38% compared to US$56.9 million in the fourth quarter of 2024 and up 9% compared to US$71.7 million in the third quarter of 2025. ▪ Adjusted EBITDA margin was 23%, compared to the 28% recorded in the fourth quarter of 2024 and 25% in the third quarter of 2025. Adjusted EBITDA over gross profit of 68% increased compared to 68% in the fourth quarter of 2024 and decreased compared to 69% in the third quarter of 2025. ▪ Net financial result was US$3.4 million gain, compared to a net finance loss of US$1.1 million in the fourth quarter of 2024 and a net finance gain of US$6.4 million in the third quarter of 2025. ▪ Our effective income tax rate for the period was 14%, broadly in line with the prior quarters.

4Q25 Earnings Release / **Financial highlights** 14

- **Net income** for the fourth quarter of 2025 was US$55.6 million, or US$0.18 per diluted share, up 87% compared to a profit of US$29.7 million, or US$0.10 per diluted share, for the fourth quarter of 2024 and up 7% compared to a profit of US$51.8 million, or US$0.17 per diluted share for the third quarter of 2025. During the current period, net income was driven by continued operating profit expansion.

- **Adjusted Free cash flow** for the fourth quarter of 2025 amounted to US$64.9 million, up 100% year-over-year compared to US$32.5 million in the fourth quarter of 2024 and up 73% compared to US$37.6 million in the third quarter of 2025. The variation quarter-over-quarter is mostly explained by higher net cash from operating activities. As mentioned in the last earnings release, the third quarter 2025 was negatively affected by a short term impact of $13.1 million related to the structuring used to expatriate flows from Argentina after regulatory changes.

- As of December 31, 2025, dLocal had US$719.9 million in **cash and cash equivalents**, which includes US$424.5 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$106.7 million from US$317.8 million as of December 31, 2024. When compared to the US$333.1 million Corporate cash and cash equivalents position as of September 30, 2025, it increased by US$91.4 million quarter-over-quarter.

The following table summarizes our key performance metrics

	Three months ended on December 31			Year ended on December 31		
	2025	2024	% change	2025	2024	% change
Key Performance metrics	(In millions of US$ except for %)					
TPV	13,107	7,714	70%	40,816	25,575	60%
Revenue	337.9	204.5	65%	1,093.6	746.0	47%
Gross Profit	115.8	83.7	38%	402.8	294.7	37%
Gross Profit margin	34%	41%	-7p.p	37%	40%	-3p.p
Adjusted EBITDA	78.4	56.9	38%	278.1	188.7	47%
Adjusted EBITDA margin	23%	28%	-5p.p	25%	25%	0p.p
Adjusted EBITDA/Gross Profit	68%	68%	0p.p	69%	64%	5p.p
Net Income	55.6	29.7	87%	196.9	120.5	63%
Net Income margin	16%	15%	2p.p	18%	16%	2p.p

4Q25 Earnings Release / **Financial highlights** 15

Full year 2026 outlook

For 2026, dLocal provides the following financial guidance:

Metric	2025	2026 Guidance	Key considerations
TPV	$40.8B	50% - 60% YoY	• Strong commercial traction with large merchants scaling across geographies • Expansion deals with APMs • Aggregation theory benefits create flywheel: pricing pressure downstream, FX liquidity and better data to aid conversion rates leads to more customer acquisition
Gross Profit	$403M	22.5% – 27.5% YoY	• Some structural volume-based discounting expected, which is a sign of scale and of our long-term merchant relationships
Operating Profit[1]	$220M	27.5% – 32.5% YoY	• We will use Operating Profit a measure beginning in 2026 to assess our operating performance • New OPEX baseline post-2025 investment cycle, temporarily pressuring 1H26 margins but driving operating leverage improvements in 2H26

Consider the following in connection with our guidance: emerging markets remain volatile, reflecting the evolving global macroeconomic, currency and trade landscape and its potential impact on these economies. Our key exposures include the evolving Brazilian tax environment, Argentine FX, tariff sensitivity (particularly in Mexico), electoral uncertainty across the region, and broader FX risk across our emerging market footprint.

[1]Beginning in 2026, we expect to provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

4Q25 Earnings Release / Financial highlights 16

Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio reconciliation

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit.

Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal's Adjusted EBITDA to net income:

$ in thousands	Three months ended on December 31		Year ended on December 31	
	2025	2024	2025	2024
Profit for the period	**55,637**	**29,701**	**196,902**	**120,469**
Income tax expense	8,915	11,090	31,752	30,550
Depreciation and amortization	9,527	4,888	26,259	17,177
Finance income and costs, net	(3,376)	1,085	(12,943)	(17,174)
Share-based payment non-cash charges	6,365	6,339	24,136	23,780
Other operating loss[1]	(584)	1,307	4,715	5,257
Secondary offering expenses	-	-	739	-
Impairment loss / (gain) on financial assets	392	533	2,189	440
Inflation adjustment	1,541	392	4,204	6,655
Other non-recurring costs	-	1,571	124	1,571
Adjusted EBITDA	**78,417**	**56,906**	**278,077**	**188,725**
Gross profit	**115,803**	**83,711**	**402,756**	**294,673**
EBITDA to Gross Profit	*68%*	*68%*	*69%*	*64%*
Revenue	**337,888**	**204,491**	**1,093,587**	**745,974**
EBITDA to Gross Profit	*23%*	*28%*	*25%*	*25%*

Note: [1] The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

174Q25 Earnings Release Adjusted Free Cash Flow reconciliation We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 16 to our consolidated financial statements for the year ended December 31, 2025 and Note 21 to our financial statements for the year ended December 31, 2024 (“FY25 Financial statements” and “FY24 Financial Statements”, respectively)), plus (ii) changes in Trade payables (disclosed in Note 21 to our FY25 and FY24 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 23 to our FY25 and FY24 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure. / Financial highlights The table below presents a reconciliation of dLocal’s Adjusted Free Cash Flow reconciliation: $ in thousands (except percentages) Three months ended on December 31 Year ended on December 31 2025 2024 2025 2024 Net cash (used in ) / generated from operating activities 100,413 (141,132) 415,457 (32,784) Changes in working capital (merchant)¹ (24,007) 179,760 (187,981) 146,034 Capital expenditures² (11,490) (6,126) (36,785) (22,647) Adjusted Free Cash Flow 64,915 32,503 190,690 90,602 Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

4Q25 Earnings Release / Financial highlights 18

TPV, Revenue and Gross profit constant currency measures to reported results

Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS.

As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

The table below presents dLocal's constant currency measures:

As reported

In millions of US$ except for %	Three months ended on December 31			Year ended on December 31		
	2025	2024	*% change*	2025	2024	*% change*
TPV	13,107	7,714	70%	40,816	25,575	60%
Revenue	338	204	65%	1,094	746	47%
Gross Profit	116	84	38%	403	295	37%

Constant currency measures

In millions of US$ except for %	Three months ended on December 31			Year ended on December 31		
	2025	2024	*% change*	2025	2024	*% change*
TPV	12,680	7,714	64%	37,960	25,575	48%
Revenue	345	204	69%	1,038	746	39%
Gross Profit	112	84	34%	380	295	29%

4Q25 Earnings Release / Financial highlights 19

Adjusted Net Income reconciliation

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 16). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes.

In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal's Adjusted net income:

$ in thousands	Three months ended on December 31		Year ended on December 31	
	2025	2024	2025	2024
Profit for the period	**55,637**	**29,701**	**196,902**	**120,469**
Inflation adjustment	1,541	392	4,204	6,655
Exchange difference over intercompany loan	5,582	2,332	11,398	22,602
Exchange difference over bonds and treasury bills	468	-	8,768	
Argentina Treasury Notes Hedging Costs	580	5,536	4,874	9,808
Expatriation costs	-	-	1,535	
Fair value loss / (gain) of financial assets at FVTPL	(295)	(5,115)	(14,546)	(38,609)
Impairment loss / (gain) on financial assets	392	533	2,188	440
Share-based payment non-cash charges	6,365	6,339	24,136	23,780
Other operating loss[1]	(584)	1,307	4,715	5,257
Secondary offering expenses	-	-	739	-
Tax settlement from previous periods	-	4,543	-	4,543
Other non-recurring costs	-	1,571	123	1,571
Tax effect on adjustments	(2,028)	(1,310)	(1,658)	(899)
Adjusted net income	**67,659**	**45,828**	**243,379**	**155,616**

Note: [1] The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

204Q25 Earnings Release Earnings per share We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month and twelve-month periods ended December 31, 2025 and 2024. Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. / Financial highlights Three months ended on December 31 Year ended on December 31 2025 2024 2025 2024 Profit attributable to common shareholders (USD) 55,636,566 29,682,000 196,800,820 120,416,000 Weighted average number of common shares 294,794,706 280,443,489 290,969,221 290,014,019 Adjustments for calculation of diluted earnings per share 7,962,297 14,417,466 10,773,576 15,122,271 Weighted average number of common shares for calculating diluted earnings per share 302,757,003 294,860,956 301,742,797 305,136,290 Basic earnings per share 0.19 0.11 0.68 0.42 Diluted earnings per share 0.18 0.10 0.65 0.39 The following table presents the information used as a basis for the calculation of our earnings per share:

214Q25 Earnings Release Appendix

224Q25 Earnings Release Definition of selected operational metrics API ➔ means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process. Cross-border ➔ means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. Local payment methods ➔ refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets. Local-to-local ➔ means a payment transaction whereby dLocal is collecting and settling in the same currency. Net Revenue Retention Rate or NRR ➔ is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base. Pay-in ➔ means a payment transaction whereby dLocal’s merchant customers receive payment from their customers. Pay-out ➔ means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers. Revenue from New Merchants ➔ means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year. Revenue from Existing Merchants ➔ means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year. TPV ➔ dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business. Rounding ➔ We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. / Appendix

234Q25 Earnings Release / Appendix dLocal Limited Certain financial information. Consolidated Statements of Comprehensive Income for the three-month and twelve-month periods ended December 31, 2025 and 2024 All amounts in thousands of U.S. Dollars except share data or as otherwise indicated Three months ended on December 31 Year ended on December 31 2025 2024 2025 2024 Continuing operations Revenues 337,888 204,491 1,093,587 745,974 Cost of services (222,084) (120,780) (690,831) (451,301) Gross profit 115,803 83,711 402,756 294,673 Technology and development expenses (7,715) (6,822) (30,707) (25,625) Sales and marketing expenses (6,341) (5,598) (26,457) (21,626) General and administrative expenses (39,223) (27,183) (118,773) (101,225) Impairment (loss)/gain on financial assets (392) (533) (2,189) (440) Other operating loss 584 (1,307) (4,715) (5,257) Operating profit 62,716 42,268 219,915 140,500 Finance income 7,043 12,036 40,798 66,875 Finance costs (3,666) (13,121) (27,855) (49,701) Inflation adjustment (1,541) (392) (4,204) (6,655) Other results 1,835 (1,477) 8,739 10,519 Profit before income tax 64,551 40,791 228,654 151,019 Income tax expense (8,915) (11,090) (31,752) (30,550) Profit for the period 55,637 29,701 196,902 120,469 Profit attributable to: Owners of the Group 55,536 29,682 196,801 120,416 Non-controlling interest 101 19 101 53 Profit for the period 55,637 29,701 196,902 120,469 Earnings per share (in USD) Basic Earnings per share 0.19 0.11 0.68 0.42 Diluted Earnings per share 0.18 0.10 0.65 0.39 Other comprehensive Income Items that are or may be reclassified to profit or loss: Exchange difference on translation on foreign operations (194) (4,417) 5,016 (11,188) Other comprehensive income for the period, net of tax (194) (4,417) 5,016 (11,188) Total comprehensive income for the period 55,442 25,284 201,918 109,281 Total comprehensive income for the period is attributable to: Owners of the Group 50,360 25,311 196,801 109,290 Non-controlling interest 67 (27) 101 (9) Total comprehensive income for the period 55,442 25,284 201,918 109,281

244Q25 Earnings Release / Appendix dLocal Limited Certain financial information. Consolidated Statements of Financial Position as of December 31, 2025 and December 31, 2024 All amounts in thousands of U.S. dollars Three months ended on December 31 2025 2024 on December 31, 2025 on December 31, 2024 ASSETS Current Assets Cash and cash equivalents 719,897 425,172 Financial assets at fair value through profit or loss 99,089 129,319 Trade and other receivables 572,024 496,713 Derivative financial instruments 140 2,874 Other assets 29,607 18,805 Total Current Assets 1,420,757 1,072,883 Non-Current Assets Trade and other receivables 25,982 18,044 Deferred tax assets 7,666 5,367 Property, plant and equipment 3,985 3,377 Right-of-use assets 2,995 3,645 Intangible assets 73,965 63,318 Other assets 5,614 4,695 Total Non-Current Assets 120,207 98,446 TOTAL ASSETS 1,540,964 1,171,329 LIABILITIES Current Liabilities Trade and other payables 854,436 597,787 Lease liabilities 1,076 1,137 Tax liabilities 21,500 21,515 Derivative financial instruments 1,567 6,227 Financial liabilities 86,898 50,455 Provisions 433 500 Total Current Liabilities 965,910 677,621 Non-Current Liabilities Deferred tax liabilities 3,316 1,858 Lease liabilities 2,309 2,863 Total Non-Current Liabilities 5,625 4,721 TOTAL LIABILITIES 971,535 682,342 EQUITY Share Capital 590 570 Share Premium 7,097 186,769 Treasury Shares - (200,980) Capital Reserve 42,641 33,438 Other Reserves (15,885) (20,934) Retained earnings 534,818 490,024 Total Equity Attributable to owners of the Group 569,261 488,887 Non-controlling interest 168 100 TOTAL EQUITY 569,429 488,987 TOTAL EQUITY AND LIABILITIES 1,540,964 1,171,329

4Q25 Earnings Release / **Appendix** 25

dLocal Limited

Certain interim financial information. Consolidated Statements of Cash flows for the three-month and twelve-month periods ended December 31, 2025 and 2024 *All amounts in thousands of U.S. dollars*

	Three months ended on December 31		Year ended on December 31	
	2025	2024	2025	2024
Cash flows from operating activities				
Profit before income tax	64,551	40,791	228,654	151,019
Adjustments:				
Interest Income from financial instruments	(6,747)	(6,921)	(26,253)	(28,266)
Interest charges for lease liabilities	108	370	254	501
Other interests charges	(314)	739	1,971	3,758
Finance expense related to derivative financial instruments	1,835	(627)	6,924	19,462
Net exchange differences	2,053	5,914	18,592	24,787
Fair value loss/(gain) on financial assets at FVPL	(295)	(3,922)	(14,545)	(37,416)
Amortization of Intangible assets	8,677	4,364	23,856	15,511
Depreciation and disposals of PP&E and right-of-use	(29)	652	2,403	1,884
Share-based payment expense, net of forfeitures	6,365	6,339	24,136	23,780
Other operating gain	(584)	786	4,715	4,736
Net Impairment loss/(gain) on financial assets	392	533	2,189	440
Inflation adjustment and other financial results	797	(5,704)	6,490	(17,063)
	76,810	**43,314**	**279,387**	**163,133**
Changes in working capital				
Increase in Trade and other receivables	(7,602)	(109,487)	(90,153)	(162,645)
Decrease / (Increase) in Other assets	(1,000)	4,128	2,250	5,427
Increase / (Decrease) in Trade and Other payables	37,707	(70,700)	256,650	(6,957)
Increase / (Decrease) in Tax Liabilities	(915)	(3,835)	(5,573)	(3,184)
Increase / (Decrease) in Provisions	45	222	(67)	138
Cash (used) / generated from operating activities	**105,046**	**(136,359)**	**442,493**	**(4,088)**
Income tax paid	(4,633)	(4,773)	(27,036)	(28,696)
Net cash (used) / generated from operating activities	**100,413**	**(141,132)**	**415,457**	**(32,784)**
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(602)	(427)	(2,282)	(1,705)
Additions of Intangible assets	(10,888)	(5,699)	(34,503)	(20,942)
Acquisition of financial assets at FVPL	(136,168)	(14,852)	(283,536)	(121,468)
Collections of financial assets at FVPL	132,854	-	311,881	108,097
Interest collected from financial instruments	(32,007)	6,921	(12,501)	28,266
Payments for investments in other assets at FVPL	38,753	(10,000)	26,253	(10,000)
Net cash (used in) / generated investing activities	**(8,058)**	**(24,057)**	**5,312**	**(17,752)**
Cash flows from financing activities				
Repurchase of shares	-	-	-	(101,067)
Share-options exercise paid	2,957	358	4,371	1,853
Dividends paid	-	-	(149,982)	-
Interest payments on lease liability	(108)	(370)	(254)	(501)
Principal payments on lease liability	896	(112)	(615)	(552)
Finance expense paid related to derivative financial instruments	(1,185)	(8)	(8,849)	(15,017)
Net proceeds from financial liabilities	28,888	33,653	51,810	50,428
Interest payments on financial liabilities	(5,241)	(1,633)	(15,864)	(2,281)
Other finance expense paid	448	(327)	(1,690)	(1,450)
Net cash used in by financing activities	**26,655**	**31,561**	**(121,073)**	**(68,587)**
Net increase in cash flow	**119,010**	**(133,628)**	**299,695**	**(119,123)**
Cash and cash equivalents at the beginning of the period	**604,467**	**560,533**	**425,172**	**536,160**
Net (decrease)/increase in cash flow	119,010	(133,628)	299,695	(119,123)
Effects of exchange rate changes on inflation and cash and cash equivalents	(3,580)	(1,732)	(4,970)	8,135
Cash and cash equivalents at the end of the period	**719,897**	**425,172**	**719,897**	**425,172**

264Q25 Earnings Release dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com Conference call and webcast About dLocal dLocal’s management team will host a conference call and audio webcast on March 18, 2026 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode. The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

274Q25 Earnings Release Forward-looking statements This presentation may contain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and Operating Profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. Beginning in 2026, we expect to provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

Investor Relations Contact investor@dlocal.com Media Contact media@dlocal.com This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The fourth quarter financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.